             Exhibit 99.1

Date: News Release: Ticker Symbols:	November 3, 2026 26-39 TSXV: MOON; NASDAQ: BMM

Blue Moon Announces Sale of Blue Moon Norway to ACG Metals Limited

US$220 Million ACG Metals Equity Consideration with Blue Moon to Focus on its U.S. Critical Metals Assets

TORONTO, Ontario, November 3, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that it has entered into a definitive share purchase agreement (the "Agreement") with London Stock Exchange-listed ACG Metals Limited (“ACG”). Under the terms of the Agreement, ACG will acquire 100% of the outstanding equity securities of Blue Moon Norway AS (“Blue Moon Norway”), which includes the construction-stage Nussir copper mine and the exploration-stage NSG property, in an all-share transaction valued at US$220 million, subject to customary adjustments (the “Transaction”). Blue Moon will receive ACG Class A Ordinary Shares (the “Shares”), which will be issued at an implied value of £18.70 per share, based on the 30-day VWAP of the Shares.

“The sale of Blue Moon Norway for equity consideration in ACG maintains our exposure to our assets while simultaneously streamlining our portfolio and eliminating the need to add debt or precious metal streams to our balance sheet,” said Christian Kargl-Simard, Blue Moon’s Chief Executive Officer. “ACG’s unsolicited approach has offered a compelling transaction which immediately recognizes value for our Norwegian assets, provides exposure to strong free cashflow from ACG’s mines, while providing Blue Moon shareholders with the opportunity to participate in future ACG growth. We are pleased to maintain equity exposure for our shareholders to Blue Moon Norway and have full confidence in ACG’s ability to complete the construction of the Nussir mine, with the goal of becoming a mid-tier diversified mining company. Meanwhile the Company’s strong unlevered balance sheet will fund its four U.S. critical metals mines towards production, with shareholders having exposure to nine different commodities.”

“ACG is very pleased to build upon Blue Moon’s progress and excited to take the Nussir mine into its next phase - production. We look forward to working together with Nussir’s team and communities to fulfill our goals and commitments,” said Artem Volynets, ACG’s Chairman and Chief Executive Officer. “We also especially welcome Blue Moon shareholders to our register and to the fast-growing copper company with a vision to consolidate the sector.”

Strategic Rationale

By divesting Blue Moon Norway, the Company achieves several important objectives:

  Crystallizes Value: The Transaction crystallizes value at an attractive valuation for Blue Moon Norway, while preserving ongoing participation for Blue Moon shareholders
  Ongoing Exposure to Cash Flow Positive, European Copper Company: Blue Moon shareholders receive immediate exposure to a copper producing, cash flow positive European growth company, leveraging ACG’s mine building team while maintaining exposure to Blue Moon Norway and with a cost of capital substantially lower than Blue Moon’s available facilities
  Strategic Refocus: The Transaction cleanly repositions Blue Moon’s portfolio to focus on the Company’s U.S. critical minerals assets, with the focus to put the Springer and Apex Mines into production by the end of 2027
  Diversified Commodity Exposure: Blue Moon will maintain exposure to nine different commodities, with an overall increase in exposure to precious metals and a slight decrease in exposure to copper, without any precious metals streams or hedging
  Strengthened Balance Sheet: Blue Moon will repay the amounts drawn as part of the Nussir project finance package with Hartree Partners, LP and Oaktree Capital Management at the closing of the Transaction. Existing cash resources and undrawn funding commitments from The Elmet Group Co. are currently approximately US$125 million. All of the Company’s U.S. critical metals assets will be unencumbered by security interests

Date: News Release: Ticker Symbols:	November 3, 2026 26-39 TSXV: MOON; NASDAQ: BMM

Transaction Details

Pursuant to the Agreement, ACG will acquire Blue Moon Norway from Blue Moon for US$220 million in Shares, subject to post-closing net debt, working capital, intercompany and other customary adjustments. Any closing adjustments are to be settled in cash.

Blue Moon expects to receive approximately 8,853,632 ACG Shares representing 27.6% and 21.8% ACG ownership of on a basic and fully diluted basis, respectively. Blue Moon has agreed to a lockup period of six months during which time it will not sell shares of ACG unless mutually agreed. The Parties will work together to distribute the Shares to the shareholders of Blue Moon within 12 months of closing of the Transaction.

Skott Mealer, Blue Moon’s President and COO, is expected to join the ACG board as an observer upon closing of the Transaction. The existing Blue Moon construction team in Norway will work with the incoming ACG construction team to ensure a smooth transition.

Closing of the Transaction remains subject to customary closing conditions, including ACG shareholder approval; the approval of the TSX Venture Exchange, in the case of Blue Moon; and other customary approvals. In relation to ACG shareholder approval, 80.7% of ACG shareholders have entered into irrevocable voting support agreements to vote in favour of the required resolutions, with 75.0% required to pass the resolutions. Blue Moon shareholder approval will not be required. Subject to the satisfaction of these conditions, the Transaction is anticipated to close by November 30, 2026. This is an arms-length Transaction and no finders’ fees are being paid. No concurrent financing is required by ACG to complete the Transaction.

Board of Directors Recommendation and Fairness Opinion

After consultation with its outside financial and legal advisors, the Board of Directors of Blue Moon have unanimously approved the Transaction.

ATB Cormark Capital Markets has provided a fairness opinion to the Blue Moon Board of Directors, to the effect that, as of the date thereof, and based upon and subject to the assumptions, limitations and qualifications therein, the consideration to be received is fair, from a financial point of view, to Blue Moon.

Advisors and Counsel

In connection with the Transaction, Canaccord Genuity Corp. is acting as financial adviser to Blue Moon, with Bennett Jones LLP and Simonsen Vogt Wiig acting as legal advisors to Blue Moon.

About Blue Moon

Blue Moon is advancing 6 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, the Apex germanium-gallium-copper project in the United States and the Turner gold-copper-zinc-silver project in the United States. All 6 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

Date: News Release: Ticker Symbols:	November 3, 2026 26-39 TSXV: MOON; NASDAQ: BMM

About ACG

ACG Metals is building a high-margin, copper-focused producer through safe, efficient and sustainable operations. In September 2024, ACG completed the acquisition of the Gediktepe Mine in Türkiye, which is transitioning from oxide gold and silver production to a long-life copper-focused operation.

ACG's management team brings extensive operational and M&A experience gained at leading international mining companies. The Company is focused on delivering sustainable growth through operational excellence, disciplined capital allocation and strategic acquisitions, underpinned by a commitment to responsible mining and strong corporate governance.

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230-3440

Email: christian@bluemoonmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively "forward-looking information") within the meaning of applicable Canadian and United States securities laws, including estimated closing dates for the Transaction. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Any forward-looking information contained in this news release represents management's current expectations and is based on information currently available to management and is subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans.

The Company cannot guarantee that any forward-looking information will materialize, and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.